SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of October 2004

ECTEL LTD.

(Translation of Registrant`s Name into English)

43 Hasivim Street

Petach Tikva 49133

ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Yes [  ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______

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Attached hereto and incorporated by reference herein is a press release issued by ECtel Ltd. on October 18, 2004, announcing "ECtel Receives Follow-on Order From Cellcom".

Such press release is hereby incorporated by reference into: (i) the Registrant`s Registration Statement on Form F-3, Registration No. 333-83736; and (ii) the Registrant`s Registration Statement on Form S-8, Registration No. 333-12256.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECTEL LTD.
(Registrant)

By: //s//_________________________________

Avi Goldstein,
Senior Vice President and

Chief Financial Officer

Dated:  October 18 , 2004

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Index to Exhibits

Exhibit No. Exhibit

1 Press Release issued October 18, 2004

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EXHIBIT 1

FOR IMMEDIATE RELEASE

ECtel Receives Follow-on Order From Cellcom

Petah Tikva, Israel - October xx, 2004 - ECtel Ltd. (NASDAQ: ECTX), a leading provider of Fraud Prevention and Revenue Assurance solutions, today announced that it has received a follow-on order for its Fraud Detection and Prevention solution- FraudView(TM) from Cellcom, a leading Israeli mobile communications operator. Following the successful deployment of  FraudView(TM) over its network, Cellcom has decided to extend the implementation to include additional features in an effort to enhance its counter-fraud capabilities.

FraudView(TM)  utilizes powerful detection engines and proprietary probes to identify, prioritize, and to take rules-based action for real-time fraud prevention. In addition, FraudView(TM) puts sophisticated tools at the operator's fingertips, allowing full correlation and analysis of current and historical traffic within a high-power GUI environment.

"As our customer base expands and as we continuously diversify our product offering, combating fraud is becoming more of a necessity", said Daniel Glebocki, Cellcom's Fraud Detection and Prevention Manager. "We realize that FraudView(TM) provides us with the most comprehensive and cost-effective fraud detection and prevention solution in the market and we look forward to continue reaping its benefits in the future".

Eitan Naor, President and CEO of ECtel commented, "We are glad that Cellcom which operates both American TDMA and European GSM technologies with over 2.5 million subscribers, has come to rely on us as a partner in their fight against telecom fraud.  I believe that this follow-on order demonstrates our solution's significant economic benefits for mobile communication operators and we look forward to further penetrating this highly growing market worldwide."

About ECtel Ltd.

ECtel is a leading global provider of cutting-edge Fraud Prevention and Revenue Assurance solutions for converged telecommunications networks. Based on proprietary state-of-the-art hardware and software technologies, ECtel's cost-effective systems are used by premier telecommunications operators throughout the world. ECtel Ltd. is traded on NASDAQ under the symbol ECTX.  For additional information, visit the ECtel web site at www.ectel.com.

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Certain statements contained in this release contain forward-looking information with respect to plans, projections or future performance of the Company, the occurrence of which involves certain risks and uncertainties, including, but not limited to, the slow down in expenditures by telecom operators the unpredictability of the telecom market, product and market acceptance risks, the impact of competitive pricing, product development, fluctuations in quarterly and annual results of operations, dependence on several large customers, commercialization and technological difficulties, risks related to our operations in Israel, and other risks detailed in the Company's annual report on Form 20-F and other filings with the Securities and Exchange Commission. ECtel undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contacts:
ECtel Ltd.	ECtel Ltd.
Avi Goldstein	Chris Denis
Senior Vice President and CFO	Investor Relations Coordinator
Tel: +1-301-354-1113	Tel: 954-351-4492
Fax: +1-301-428-0505	Fax: 954-351-4430
Email: avig@ectel.com	Email: chrisd@ectel.com

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